UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                        Commission File Number 001-32305

Issuer:	Banco Itaú Chile
Exchange:	New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	Av. Presidente Riesco 5537
Las Condes
Santiago, Chile

Telephone number:	(+562 2660-1701)

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares, each representing one-third of one Common Share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.¹

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banco Itaú Chile certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 9, 2023	By:	/s/ Cristián Toro Cañas	General Counsel
Date:	Name:		Title:

¹ Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.